Exhibit 12

NewMarket Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(in thousands, except ratios)	2015	2014	2013	2012	2011
Earnings:
Income from continuing operations before income tax expense	$338,971	$339,099	$341,311	$337,568	$301,344
Interest and financing expenses, net	14,652	16,567	17,796	8,435	14,151
Portion of rent expense representative of interest factor	11,202	10,082	8,541	8,115	7,911
Amortization of capitalized interest	391	371	339	313	283
Adjusted income from continuing operations before income tax expense	$365,216	$366,119	$367,987	$354,431	$323,689

Fixed charges:
Interest and financing expenses (before deducting capitalized interest)	$17,442	$17,825	$21,236	$11,126	$19,314
Portion of rent expense representative of interest factor	11,202	10,082	8,541	8,115	7,911
Total fixed charges	$28,644	$27,907	$29,777	$19,241	$27,225

Ratio of earnings to fixed charges	12.8	13.1	12.4	18.4	11.9